Exhibit 12.1

Conatus Pharmaceuticals Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,			Six Months Ended June 30, 2014
	2011	2012	2013
Computation of earnings:
Net income (loss) before provision for income taxes	$(11,996,580)	$(8,749,239)	$(15,616,492)	$(10,546,380)
Fixed charges, as calculated below	119,568	76,452	469,566	38,736

Total earnings	$(11,877,012)	$(8,672,787)	$(15,146,926)	$(10,507,644)

Computation of fixed charges:
Interest expense, including amortization of debt issuance cost	$113,836	$70,000	$462,570	$35,000
Estimated interest expense portion of rental expense	5,732	6,452	6,996	3,736

Total fixed charges	$119,568	$76,452	$469,566	$38,736

Ratio of earnings to fixed charges (1)	—	—	—	—

(1)	Our earnings were inadequate to cover fixed charges for the years ended December 31, 2011, 2012 and 2013 by $12.0 million, $8.7 million and $15.6 million, respectively, and by $10.5 million for the six months ended June 30, 2014.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.